United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: First United Corporation

NAME OF PERSONS RELYING ON EXEMPTION: Driver Management Company LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 215 East 72nd Street, New York, NY 10021

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ATTENTION FUNC SHAREHOLDERS

IT’S TIME TO HOLD FUNC ACCOUNTABLE:

DEMAND THAT FUNC IMMEDIATELY HIRE QUALIFIED AND EXPERIENCED FINANCIAL ADVISORS AND EXPLORE A SALE;

VOTE AGAINST FUNC’S NOMINEES FOR DIRECTOR; AND

VOTE AGAINST APPROVING THE COMPENSATION PAID TO FUNC’S EXECUTIVE OFFICERS IN 2018

Driver Management Company LLC (“Driver”) believes that First United Corporation (“FUNC”) would be worth significantly more in a sale than remaining independent. Driver further believes that this proposition is readily apparent to any reasonably experienced investor and that it is just as readily apparent that FUNC is committed to avoiding any sale or other value maximizing transaction, regardless of the impact on shareholders. Driver also believes that this avoidance of any sale or other value maximizing transaction has been standard operating procedure at FUNC for some time.

Just how long this anti-shareholder posture has been standard operating procedure for FUNC is demonstrated by the fact that FUNC’s 2006 Proxy Statement1 contained a shareholder proposal, made by Dr. Eric Smith2, of Hagerstown, Maryland, requesting that FUNC’s board “seek to improve shareholder value by sale or merger of the company to another institution.” The rationale for the proposal was that the proposing shareholder anticipated that FUNC would “show slow growth in the future” that would “be reflected in the stock price and dividends.”

Not only did FUNC’s board urge stockholders to vote against Dr. Smith’s proposal, but they castigated his supporting rationale as being “made up of groundless predictions” and “irresponsible.” FUNC also stated that:

The Board has never foreclosed the possibility of any strategic transaction that is in the best interests of [FUNC] and its shareholders, and it regularly reviews any and all initiatives that could be implemented to maximize value for shareholders. [FUNC] maintains relationships with nationally recognized investment banking firms and other advisors and receives their advice on financial and strategic matters from time to time. [FUNC] is fully committed to enhancing shareholder value and continuing to undertake initiatives to achieve that objective.

___________

1 Available at http://www.sec.gov/Archives/edgar/data/763907/000114420406010793/v038157_def14a.htm

2 At the time he made the proposal, Dr. Smith owned 8,000 FUNC shares, more than fourteen of FUNC s eighteen directors and executive officers.

2

While the accuracy of FUNC’s statements regarding their commitment to “enhancing shareholder value” is questionable at best, Dr. Smith’s predictions, contrary to FUNC’s assertations at the time, have been proven to be extremely accurate, as demonstrated by the table below.

Selected Indexes and Banks	Total Return (3/24/2006 to 3/26/2019)[3]
SNL U.S. Bank and Thrift Index	17.10%
Russell 2000 Index	142.11%
CHCO	220.92%
OLBK	167.14%
WSBC	96.97%
STBA	61.77%
UBSI	60.24%
UBSH	43.25%
FUNC	-2.11%

During the period in which FUNC’s shareholders were experiencing a negative total return, those same directors who adamantly recommended against Dr. Smith’s proposal who remain on FUNC’s board have done quite well indeed:

Directors Remaining in Office Since 2006 Meeting	Total Compensation Since 2006 Meeting[4]
M. Kathryn Burkey	$510,524
Robert W. Kurtz	$357,761[5]
Elaine L. McDonald	$476,747
Gary R. Ruddell	$463,209
I. Robert Rudy	$455,821
Robert G. Stuck	$478,269

Despite their claims regarding their commitment to enhancing shareholder value, it appears that FUNC is far more concerned with (and committed to) enhancing directors’ personal wealth.

It is time to hold FUNC accountable: (i) demand FUNC immediately hire qualified and experienced financial advisors and explore a sale; (ii) vote against FUNC’s nominees for director; and (iii) vote against approving the compensation paid to FUNC’s executive officers in 2018.

* * *

___________

3 Source: S&P Global Market Intelligence

4 Based on aggreagating “Total” column for Director Compensation table in FUNC’s proxy statements

5 Was a management director until 2010

3

IMPORTANT NOTICE: This communication is NOT a solicitation of proxies and Driver is not seeking authority to vote any proxy in connection with FUNC’s 2019 annual meeting of shareholders. Driver is not asking for your proxy card and will not accept proxy cards if sent.

* * *

March 28, 2019

Contact

Abbott Cooper

Driver Management Company LLC

(917) 744-7758

4